SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH NOVEMBER 1, 2006

(Commission File No. 1-32826)

TAM S.A.
(Exact name of Registrant as specified in its Charter)

Av. Jurandir, 856 – Lote 4, 1° andar
04072-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

TAM S.A.

3rd Quarter Results Announcement

São Paulo, November 01, 2006

Index

Highlights	3

Improvement on the Spread (RASK – CASK)	4
Graph 1: Trend of CASK and Spread (RASK – CASK)	4

Operational Performance	5
Market	5
Graph 2 Market growth – domestic and international – 3Q06 vs. 3Q05	5
Graph 3: Market share - domestic and international – 3Q06 vs. 3Q05	5
Table 1: Operational data 3Q06 vs. 3Q05	6
Table 2: Fleet 3Q06 vs. 3Q05	7

Financial Performance	8
Revenues	8
Table 3: Revenue per type of service	8
Table 4: RASK and Yield Total, Scheduled Domestic, and Scheduled International	8

Costs and Expenses	10
Table 5: Costs and expenses 3Q06 (BR GAAP)	10
Business Units	13
Loyalty Program	13
Maintenance Center	14

Subsequent Events	14
Contract with Boeing	14

EBITDAR, EBITDA, EBIT and Net Income	15
Table 6: Calculation of EBITDAR, EBITDA e EBIT (BR GAAP)	15

Cash Flow	16
Graph 4: Cash flow in 3Q06 compared with 2Q06	16
Table 7: Cash Flow (BR GAAP)	17

Balance Sheet (BR GAAP)	18
Table 8: Balance Sheet	18

Indebtedness	19
Table 9: Breakdown and maturity of financial debt (BR GAAP)	19
Table 10: Breakdown and maturity of operational leases (BR GAAP)	19

Stock Market	21
Table 11: Actual Shareholders	21
Graph 5: Stock Performance	21

Estimates	22
Graph 6: Projected fleet	22

Financial Reports in US GAAP	23
Table 12: Income Statement– 3Q06 vs 3Q05	23
Tabela 13: Income Statement– January – September 2006 vs. 2005	24
Table 14: Condensed Balance Sheet	25
Table 15: Breakdown and maturity of leases (US GAAP)	26

Glossary	27

Investor Relations contacts	28

3rd Quarter highlight

6.8 million passengers transported- an increase of 24.8%

Increase in block hours/day per aircraft from 12.1 to 12.9

10 new A320 and 3 A330, 3 F100 returned 3Q06 vs 3Q05

Load Factor increased 2.7p. p. to 76.8%

Gross Revenues of R$ 2.2 billion, an increase of 35.1%

Increase in CASK of 0.6%; excl. fuel decrease of 1.1%

EBIT and EBITDAR margin of 16.8% and 27.4% respectively

Net income of R$ 212.7 million

Increased valuation of our shares in 67.8% since the follow-on until Sep/30 and entered the Ibovespa and IBrX-50 indexes

Issuing of R$ 500 million debentures in a public offering

EPS of 1.41 reais in BR GAAP and 1.52 reais in US GAAP

Highlights

São Paulo, November 01, 2006 –TAM S.A. (BOVESPA: TAMM4, NYSE: TAM), leader in the Brazilian airline market, reports its third quarter results for 2006 (3Q06). Operational and financial data, except where otherwise indicated, are presented based on amounts consolidated in Reais (R$) and prepared in accordance with accounting principles generally accepted in Brazil (BR GAAP).

Operational Performance

Domestic Operations
TAM reached 51.1% average market share in 3Q06, a difference of 14.9 p.p. over the second player. TAM´s market share reached 51.7% in September-06.

ASKs (capacity) increased 22.9% in 3Q06 as a result of the increase in the operating fleet (10 A320 vs 3 F100 returned) and the increase in block hours by aircraft from 12.1 hours/day to 12.9 hours/day (total operation).

RPKs (demand) increased 27.9% in 3Q06 compared to 3Q05.

TAM’s domestic load factor increased to 75.9% in 3Q06, compared to 73.0% in 3Q05.

We operated with operational efficiency performance in the domestic market of 88.0% for 3Q06.

International Operations
 TAM reached 54.9% average market share in 3Q06 and 60% in September-06.

ASKs (capacity) increased 32.0% in 3Q06, as a result of 3 additional A330 in the operational fleet in our international network, enabling the increase of one daily flight from São Paulo to New York, one new daily frequency to Paris, and the substitution of an A320 for an A330 serving the Santiago route; besides there are seven new weekly frequencies to Buenos Aires and the new daily flight from Manaus to Miami operated by Airbus A320.

RPKs (demand) increased 35.2% comparing 3Q06 with 3Q05.

TAM’s international load factor increased 1.9 p.p. to 79.2% in 3Q06 compared to 77.3% in 3Q05.

We operated with the best operational efficiency performance in the international market with 94.3% for 3Q06.

Financial Performance

Total RASK increased 7.6% in 3Q06 vs 3Q05 .

CASK excluding fuel decreased 1.1% and the total CASK increased by 0.6% in 3Q06 compared to 3Q05.

We reached 16.8% and 27.4% of EBIT and EBITDAR margins, respectively

Net income of R$ 212.7 and margin of 10.2%

Our total cash and cash equivalents equalled R$2,234.4 million

Increasing our Spread (RASK – CASK)

The company is increasing the spread between RASK and CASK, resulting in an EBIT margin 5.2 p.p. higher in 3Q06 than 3Q05.
The main factors contributing to the increase in CASK in the 3Q06 were the increase in the fuel price and services from third parties, offset by the dilution of the fixed costs by increasing the block hours per aircraft per day to 12.9 hours, by the appreciation of the real in 2.2% and by the reduction of commercial costs. To see more details in the variation of the costs, please refer to the comments on the Financial Performance section (table 5).

Graph 1: Trend of CASK and Spread of RASK (-) CASK

Operational Performance

Market
Graph 2: Market growth in domestic and international markets 3Q06 vs. 3Q05 (base 100)

Graph 3: TAM’s Market share in domestic and international markets

Table 1: Operating data 3Q06 vs. 3Q05

	2006		2005		Variation (%)

	3rd quarter	Accum. To	3rd quarter	Accum.	3rd	Accum. To
		Sep		To Sep	quarter	Sep

Total
Passengers transported (thousands)	6,808	18,414	5,455	14,156	24.8	30.1
RPK (millions)	7,200	19,069	5,543	14,314	29.9	33.2
ASK (millions)	9,370	25,467	7,478	20,337	25.3	25.2
Load factor - %	76.8	74.9	74.1	70.4	2.7p.p.	4.5p.p.
Break-even load factor (BELF) - %	63.9	64.3	66.0	65.4	-2.1p.p.	-1.1p.p.
Average tariff	281	269	264	265	6.5	1.2
Flight hours	102,145	282,806	86,960	235,252	17.5	20.2
Kilometres flown by aircraft (millions)	59,723	163,751	49,086	134,689	21.7	21.6
Liters of fuel (million)	348,581	962,364	287,234	775,920	21.4	24.0
Aircraft utilization (hours per day)	12.87	12.51	12.07	10.22	6.6	22.4
Landings	63,886	180,225	55,952	152,407	14.2	18.3
Stage Length	935	909	877	884	6.6	2.8
No. of employees	11,337	11,337	9,338	9,338	21.4	21.4

Domestic Market
Paid passengers transported (thousands)	6,104	16,620	4,945	12,880	23.4	29.0
RPK domestic (millions)	5,163	13,838	4,037	10,539	27.9	31.3
RPK scheduled domestic(millions)	4,647	12,347	3,540	9,129	31.3	35.2
ASK domestic (millions)	6,799	18,688	5,531	15,115	22.9	23.6
ASK scheduled comestic (millions)	6,190	16,944	4,962	13,481	24.8	25.7
Domestic Load factor - %	75.9	74.0	73.0	69.7	2.9p.p.	4.3p.p.

International Market
Paid passengers transported (thousands)	704	1,794	510	1,276	37.8	40.6
RPK internationcal (millions)	2,036	5,230	1,506	3,774	35.2	38.6
RPK scheduled internationcal (millions)	1,924	5,051	1,408	3,606	36.6	40.1
ASK internationcal (millions)	2,571	6,779	1,947	5,222	32.0	29.8
ASK scheduled internationcal (millions)	2,417	6,525	1,814	4,966	33.3	31.4
International Load factor - %	79.2	77.2	77.3	72.3	1.9p.p.	4.9p.p.
*International market includes the TAM Mercosur statistics, and this data is not included in the DAC numbers.

Domestic Market
The domestic market demand increased 3.7% comparing 3Q06 vs. 3Q05 while there was an increase in supply of 0.5% in the same period. As a result, the industry's load factor increased 2.3p.p. to 75.1% in 3Q06 compared to 72.8% in 3Q05.

TAM Domestic Demand
In the domestic market, TAM increased approximately 7.5 times the market. TAM increased 27.9% in domestic RPKs when comparing 3Q06 with 3Q05, increasing market share in 9.7p.p. to 51.1% in the 3Q06. The majority of the increase was due to our increase in supply, fuelled by competitive pricing.

TAM Domestic Supply
Our domestic supply (measured in ASKs) increased 22.9% in 3Q06 when compared to 3Q05. Part of the increase in ASK was due to the increase in the fleet (10 new A320s vs. 3 F100 returned). However, the greatest impact was due to aircraft utilization increase (from 12.1 hour/day in 3Q05 to 12.9 flown hours per day per aircraft in 3Q06).

International Market
In the international market, both demand and supply decreased by 48.7% and 48.6%, respectively, when comparing 3Q06 to 3Q05. These factors led to a decrease in load factor from 78.6% to 78.4% in 3Q05 and 3Q06, respectively.

TAM's International Demand	TAM continued to grow in the international market. Our market share increased from 20.8% in 3Q05 to 54.9% in 3Q06, generating RPK increase of 35.2% comparing 3Q06 to 3Q05.

TAM's International Supply
The increase in our participation in the international market was due to an increase in supply, which increased 32.0% y-o-y. This increase was possible given the beginning of operations of three A330 aircraft, enabling the daily flight from São Paulo to New York, one new daily frequency between São Paulo and Paris, daily flights between São Paulo and Santiago now operated by Airbus A330 instead of A320; additionally, seven weekly new frequencies to Buenos Aires and the new daily flight from Manaus to Miami operated with an A320, the latter connecting the North and Northeast regions of Brazil to the USA.

Table 2: Fleet 3Q06 vs. 3Q05
					September 30
Model	In operation		Sub- leased		Total

	2005	2006	2005	2006	2005	2006

	6	9	3	1	9	10

	35	45			35	45

	13	13			13	13

	25	22			25	22

	79	89	3	1	82	90

Financial Performance

Revenues

Table 3: Revenue per type of service

	2006		2005		Variation (%)

	3rd	Accum. To	3rd	Accum. To	3rd	Accum. To
	quarter	Sep	quarter	Sep	quarter	Sep

Domestic revenue - Pax
Scheduled - PAX	1,399,424	3,709,355	1,103,389	2,854,541	26.8%	29.9%
Charter - PAX	61,239	167,243	53,063	162,783	15.4%	2.7%

Total	1,460,663	3,876,598	1,156,452	3,017,324	26.3%	28.5%

International revenue - Pax
Scheduled - PAX	439,447	1,047,865	271,153	719,861	62.1%	45.6%
Charter - PAX	14,014	22,236	12,587	21,283	11.3%	4.5%

Total	453,461	1,070,101	283,740	741,144	59.8%	44.4%

Cargo revenue
Domestic cargo	84,881	234,065	71,415	190,422	18.9%	22.9%
International cargo	39,108	105,546	28,185	95,243	38.8%	10.8%

Total	123,989	339,612	99,600	285,665	24.5%	18.9%

Other operating revenue
Commissions	2,431	11,921	5,404	15,251	-55.0%	-21.8%
Loyalty program	56,382	145,696	22,825	54,705	147.0%	166.3%
Subleases	6,929	33,992	13,721	48,157	-49.5%	-29.4%
Agency of trip and tourism	5,718	16,358	6,170	17,255	-7.3%	-5.2%
Others	65,981	169,083	22,138	73,120	198.0%	131.2%

Total	137,441	377,050	70,258	208,488	95.6%	80.8%

Gross Revenue	2,175,554	5,663,360	1,610,050	4,252,621	35.1%	33.2%

Table 4: Total RASK and Yield Total, Scheduled Domestic and International

	2006		2005		Variation (%)

	3rd	Accum.	3rd	Accum.	3rd	Accum.
	quarter	To Sep	quarter	To Sep	quarter	To Sep

RASK (cents of reais) (1) (2)	22.16	21.20	20.59	20.00	7.6	6.0
Load factor - %	76.84	74.88	74.13	70.38	2.7p.p.	4.5p.p.
Yield (cents of reais) (1) (3)	30.22	29.70	29.05	29.71	4.0	0.0

RASK Scheduled Domestic (cents of reais)	21.43	20.80	21.20	20.19	1.1	3.1
Scheduled Domestic Load Factor (%)	75.07	72.87	71.35	67.72	3.7p.p.	5.1p.p.
Yield Scheduled Domestic (cents of reais)	30.11	30.04	31.17	31.27	-3.4	-3.9

RASK Scheduled International (cents of reais)	18.17	16.05	14.94	14.48	21.6	10.8
Scheduled International Load Factor (%)	79.58	77.41	77.64	72.61	1.9p.p.	4.8p.p.
Yield Scheduled International (cents of reais)	22.84	20.75	19.26	19.96	18.6	3.9
Yield Scheduled International (cents of USD)	10.51	9.54	8.66	8.98	21.3	6.2
(1) Includes Revenue PAX, Cargo and others
(2) Net of taxes
(3) Gross of taxes

Gross operating revenue
Our gross operating revenue increased 35.1% to R$2,175.6 million in 3Q06 compared to R$1,610.1 million in 3Q05, due to the increase in our demand by 29.9% and in our yield of 4.0% to 30.22 Real cents in 3Q06. The increase in RPK was mainly due to the supply increase of 25.3% and an improvement of 2.7pp in the average load factor to 76.8% in 3Q06. Our domestic market share reached 51.1% in 3Q06 compared to 44.1% in 3Q05. The total RASK increased 7.6% to 22.16 Real cents, compared to 20.59 Real cents in 3Q05.

Gross domestic passenger revenues
Gross domestic passenger revenue (including scheduled and charter passengers)increased 26.3% to R$1,460.7 million in 3Q06, compared with R$1,156.5 million in 3Q05. Despite the fall in domestic scheduled yield of 3.4%, from 31.17 Real cents in 3Q05 to 30.11 Real cents in 3Q06, there was an increase in the domestic demand (in RPKs terms)of 27.9% reflecting an increase in the load factor of 2.9p.p. RASK scheduled domestic increased 1.1% reaching 21.43 Real cents in 3Q06 compared to 21.20 Real cents in 3Q05.

Gross international passenger revenue
Gross international passenger revenue (including scheduled and charter passengers)increased 59.8% to R$453.5 million in 3Q06 compared to R$283.7 million in 3Q05. The increase of gross international passenger revenue was due to an increase of 32.0% in the supply due to the increase of seven weekly frequencies to Buenos Aires, a daily frequency to Paris, the substitution of a A320 for a A330 in the Santiago route and also due to the start of the daily flight to New York and of the route Manaus-Miami. The yield scheduled international increased 18.6% reaching 22.84 Real cents in 3Q06. In dollar terms, yield scheduled international increased 21.3% from 8.66 Dollar cents in 3Q05 to 10.51 Dollar cents in 3Q06. Load factor increased 1.9p.p. to 79.2% in 3Q06. The RASK scheduled international increased 21.6% from 14.94 Real cents in 3Q05 to 18.17 Real cents in 3Q06.

Gross cargo revenue
Gross cargo revenue (domestic and international) increased 24.5% to R$124.0 million in 3Q06 compared to R$99.6 million in 3Q05 due to the increase in our capacity and consequent availability of more cargo space to TAM Express.

Other gross revenue
Other gross revenue increased 95.6% to R$137.4 million in 3Q06, compared to R$70.3 million in 3Q05, mainly due to an increase in sale of Loyalty Program points and expired tickets, off set by the reduction in subleasing revenue, due to reintegration of A330s to our operational fleet.

Sales deductions and taxes	Sales deductions and taxes increased 41.3% to R$99.5 million in 3Q06, compared with R$70.5 million in 3Q05, due to the increase of 35.1% in our gross operating revenue.

Net operating revenue	Our net operating revenue increased 34.8% to R$2,076.0 million in 3Q06 compared with R$1,539.6 million in 3Q05

Costs and Expenses

Table 5: Costs and Expenses

	3rd quarter

BR GAAP	In cents of R$ per ASK			In millions of R$

			Variation			Variation
	2006	2005	(%)	2006	2005	(%)

Operational Income
Flight revenue	21.75	20.59	5.6	2,038.1	1,539.8	32.3
Domestic	15.59	15.47	0.8	1,460.7	1,156.5	26.3
International	4.84	3.79	27.6	453.5	283.7	59.8
Cargo	1.32	1.33	-0.6	124.0	99.6	24.5
Other operating sales and/or services revenues	1.47	0.94	56.1	137.4	70.3	95.6
Sales deductions and taxes	(1.06)	(0.94)	12.8	(99.5)	(70.5)	41.3

Net operational income	22.16	20.59	7.6	2,076.0	1,539.6	34.8

Cost of services and operational expenses
Fuel	(6.42)	(6.18)	3.9	(601.5)	(462.2)	30.2
Selling and marketing expenses	(2.58)	(3.11)	-17.1	(241.7)	(232.7)	3.9
Aircraft and equipment leasing	(2.06)	(2.14)	-3.7	(193.3)	(160.1)	20.7
Personnel	(2.21)	(2.28)	-2.9	(207.2)	(170.2)	21.7
Maintenance and reviews (except personnel)	(1.12)	(1.11)	1.1	(104.7)	(82.7)	26.6
Outsourced services	(1.66)	(1.25)	32.6	(155.7)	(93.7)	66.1
Landing and take-off and navigation charges	(0.90)	(0.79)	13.8	(84.7)	(59.4)	42.7
Depreciation and amortization	(0.27)	(0.29)	-5.1	(25.5)	(21.4)	18.9
Aircraft insurance	(0.10)	(0.13)	-24.7	(9.5)	(10.0)	-5.5
Others	(1.09)	(1.03)	5.7	(102.5)	(77.4)	32.5

Total cost of services and operational
expenses	(18.43)	(18.32)	0.6	(1,726.4)	(1,369.9)	26.0

Gross profit	3.73	2.27	64.4	349.7	169.9	105.9

Financial income (expense)	0.01	(0.31)		0.8	(23.2)
Other operating expenses. net	(0.27)	(0.09)	180.6	(24.9)	(7.1)	251.5

Operating income (loss)	3.47	1.86	86.7	325.4	139.5	133.4
Non-operating results, net	0.02	0.05	-55.1	1.9	3.4	-43.8

Income (loss) before income and social
contribution taxes	3.49	1.91	82.9	327.3	142.8	129.2
Income tax and social contribution	(1.22)	(0.66)	84.4	(114.3)	(49.5)	131.0

Income (loss) before minority interest	2.27	1.25	82.1	213.0	93.3	128.2
Minority interest	(0.00)	(0.00)	176.2	(0.3)	(0.1)	246.1

Net income (loss) for the period	2.27	1.25	82.0	212.7	93.3	128.1

EPS (R$)				1.41	0.65	118.2
EPADS (USD)				0.65	0.29	123.0

Cost of services and operational expenses and CASK
Our cost of services and operating expenses increased by 26.0% to R$ 1,726.4 million in 3Q06, compared to R$ 1,369.9 million in 3Q05. The increase in cost of services and operating expenses is principally due to the increase in fuel, aircraft and equipment leasing, outsourced services and landing and take-off fees and navigational aid. The cost of services and operational expenses by ASK (CASK) increased 0.6% to 18.43 Real cents in 3Q06, compared to 18.32 Real cents in 3Q05, mainly due to the increase in fuel and outsourced services, off set by the improvement in aircraft utilization (daily hours flown increased from 12.1 to 12.9), reduction of commercial costs, and by the appreciation of the Real exchange rate of 2.2%, partially offset by the increase in the fuel cost.

Fuel
Fuel costs increased 30.2% to R$ 601.5 million in 3Q06, compared with R$ 462.2 million in 3Q05 due to the 21.4% increase in litres consumed and the 7.3% increase in the average cost per litre. During the 3Q06, the tankering program generated savings of approximately R$ 8.8 million. Fuel costs by ASK increased 3.9%.

Sales and Marketing
Sales and marketing expenses decreased by 3.9% to R$ 241.7 million 3Q06, compared to R$ 232.7 million in 3Q05, mainly due to a new variable commissioning policy and discounts and incentives revision, besides the reduction in marketing costs. Sales and marketing expenses per ASK dropped 17.1%.

Aircraft and equipment leasing
Aircraft and equipment leasing costs increased by 20.7% to R$ 193.3 million in 3Q06, compared with R$ 160.1 million in 3Q05, mostly due to the increase of 10 aircraft A320 and one aircraft A 330, compensated by the return of 3 Fokker 100 and the 2.2% appreciation of the Real against the US dollar. Aircraft and equipment leasing costs by ASK decreased 3.7%.

Personnel costs
Personnel costs increased by 21.7% to R$ 207.2 million in 3Q06, compared to R$ 170.2 million in 3Q05, principally due to the 21.4% increase in headcount from 9,338 to 11,337 in 3Q05 vs. 3Q06, respectively, and the yearly negotiated salary increase of 6.0%. The increase in the personnel costs was less than the increase in our capacity of 25.3% for the period. Personnel costs per ASK decreased 2.9%.

Maintenance and repairs (except personnel)
Maintenance and repairs (except personnel) costs increased 26.6% to R$ 104.7 million in 3Q06, compared to R$ 82.7 million in 3Q05, mainly due to the increase in flown hours to 12.9 and to the change in our fleet mix (reduction of 3 F100 and increase of 10 A320) and consequent increase in heavy maintenance, compensated by the appreciation of the Real against the US dollar of 2.2%. Costs with maintenance and repairs (except personnel) by ASK increased 1.1%.

Outsourced services
Outsourced services increased by 66.1% to R$ 155.7 million in 3Q06, compared to R$ 93.7 million in 3Q05 mainly due to increase in international distribution costs and the outsourcing, offset by the appreciation of the Real against the US dollar of 2.2%. Outsourced services by ASK increased by 32.6%.

Landing, take-off and navigation charges
Landing, take-off and navigation charges increased 42.7% to R$ 84.7 million in 3Q06 compared with R$ 59.4 million in 3Q05, due to the increase of 14.2% in take-offs and navigation charges, given the increase of 21.7% in kilometres flown and increase in international flights, which costs are higher than domestic. Landing, take-off and by ASK increased 13.8%.

Depreciation and amortization
Depreciation and amortization costs increased 18.9% to R$ 25.5 million in 3Q06 compared with R$ 21.4 million in 3Q05. Much of the increase arises from net additions in fixed assets of R$ 82.7 million from 3Q05 to 3Q06. The depreciation and amortization expense by ASK fell by 5.1%.

Aircraft insurance
Aircraft insurance decreased 5.5% to R$9.5 million in the 3Q06 compared to R$ 10.0 million in 3Q05, principally due to better risk-class rating from our insurers, and the appreciation of the Real against the US dollar, compensated partially by the increase in the number of passengers carried in 24.8% in 3Q06 vs. 3Q05. and the net increase of 8 aircraft into our operating fleet The cost of aircraft insurance by ASK fell by 24.7%.

Other operating expenses
Other operating expenses increased by 32.5% to R$ 102.5 million in 3Q06, compared to R$ 77.4 million in 3Q05, consistent with the increase in our operations of 25.3%. Other operational expenses by ASK increased 5.7%.

Net financial expense
Our net financial result reached net revenue of R$ 0.8 million in 3Q06, compared with net expense of R$ 23.2 million in 3Q05. Mainly due to the effects of appreciation of the Real against the US dollar of 2.2%, besides interest income from cash invested, offset by accrued of unrealized losses with hedge.

Income tax and social contribution	Income tax and social contribution reached expenses of R$ 114.3 million in 3Q06, compared to income of R$ 49.5 million in 3Q05. Our effective tax rate was 34.9% in 3Q06 and 34.7% in 3Q05.

Net Income
Our net income reached R$ 212.7 million in 3Q06, compared with R$ 93.3 million in 3Q05, as a result of the matters above discussed that represented an increase of 4.1p.p. in margin, from 6.1% in 3Q05 to 10.2% in 3Q06.

Business Units

Loyalty Program
TAM was the first airline to offer a loyalty program in Brazil and we believe it represents a key element in our marketing strategy. There are currently over 3.6 million members in the program (which we refer to as the TAM Loyalty Program). We regard our loyalty program as a strong relationship tool and believe that it is the most flexible loyalty program in the market because it imposes no restrictions on flights or on the number of seats available when members are redeeming accumulated points. Members may accumulate points quickly and easily by flying on TAM or partner airlines, making purchases through TAM Loyalty Program- affiliated credit cards or using services and products at partner establishments. In addition, the TAM Loyalty Program strengthens lines of communications with our passengers. According to the points accumulated, the member is assigned a card category – white, blue or red. Each c ategory receives points in a different way. Blue and red cards receive more points and extra benefits, which guarantees the redemption of tickets faster.

The points earned by our customers on the Loyalty program are valid for two years for conversion into tickets. This limits the growth of the program’s future cost – there is a tendency of stability as to the quantity of passengers transported by the program.

In the 1Q06, the accounting criteria to recognize the costs referring to the Loyalty Program changed. A provision for future obligations was calculated taking into consideration:

•  The quantity of points earned, converted into free flights;
•  The quantity of points which expired without being converted into flights;
•  The quantity of free flights flown with other airlines; and
•  Based on the present average occupation levels of our flights, the incremental cost involved, i.e. the additional cost per passenger transported, represented by fuel, in-flight service, insurance and boarding card.

	09.30.2006	06.30.2006	03.31.2006
Total Free domestic flights earned but not redeemed	1.625.274	1.449.938	1.206.122
Total Free domestic flights considered but not redeemed	1.112.500	992.482	825.591
Number of free flights redeemed	506.988	312.596	170.744
% of redeemed free flights used in other airlines	1,86%	1,87%	1,39%
Members with enough points to redeem free flights	958.952	824.982	685.302
Revenues from the Loyalty Program (R$ M)	145.696	57.918	31.396

Total Provision (R$ M)	16.780	15.873	11.728

Maintenance Center in São Carlos
The São Carlos Maintenance Center continues with the process to obtain the required certification to perform maintenance in Boeing aircraft. Besides, this quarter the company has finalized the installation of the aircraft painting cabin besides the hangars. This facility has been constructed following the most rigorous global standards, respecting all norms of environmental impact. This investment was financed by BNDES and followed precisely its original schedule.

Subsequent Events

Contract with Boeing

In order to take advantage of the existing opportunity in the international long haul market, we have signed a new contract with Boeing for 4 new B777-300ERs plus 4 options, to be delivered in the middle of 2008. As a bridge to the delivery of the B777-300ERs, we have also signed with Boeing an interim contract for 3 MD11s, with duration of approximately 18 months. The MD11s should be delivered to TAM within the next 6 months. During the selection process, we weighed the pros and cons of the available proposals. The final decision for the B777-300ER was based on:
•   Lower cost per seat
•   Higher technological lifespan
•  Creation of a “mix” of widebodies, with larger aircraft (seating approximately 370 passengers)and smaller aircraft (seating 222 passengers), which will allow for more gradual capacity increase per destination and therefore “smooth out” our growth
•   Extension of a new credit line offered by EXIM Bank, lowering our future leasing costs

EBITDAR, EBITDA, EBIT and Net Income

Table 6: EBITDAR, EBITDA e EBIT calculation

		2006		2005	Variation%

	3rd quarter	Accum.	3rd quarter	Accum.	3rd quarter	Accum.
		To Sep		To Sep		To Sep

Net income before minority interest	212,997	421,766	93,350	121,920	128%	246%
Income tax and social contribution	114,330	221,922	49,490	60,442	131%	267%
Financial result, net	-722	70,605	23,207	83,125	-103%	-15%
Non-operating result, net	-1,901	-11,518	-3,382	8,287	-44%	-239%
Other operating expenses, net	24,768	60,752	6,919	13,180	258%	361%

EBIT	349,472	763,527	169,584	286,954	106%	166%
Depreciation and amortization	25,611	72,806	21,440	63,105	19%	15%
Goodwill amortization in subsidiary	179	538	179	1,162	0%	-54%

EBITDA	375,262	836,871	191,203	351,221	96%	138%
Rental - Leasing	193,289	542,887	160,130	465,717	21%	17%

EBITDAR	568,551	1,379,758	351,333	816,938	62%	69%
Net revenue	2,076,047	5,398,068	1,539,643	4,066,858	35%	33%
Margins:
EBIT	16.83	14.14	11.01	7.06	5.82p.p.	7.09p.p.
EBITDA	18.08	15.50	12.42	8.64	5.66p.p.	6.87p.p.
EBITDAR	27.39	25.56	22.82	20.09	4.57p.p.	5.47p.p.

EBIT
EBIT margin was 16.8%, reaching R$ 349.5 million in 3Q06, compared to R$ 169.6 in 3Q05. Our EBIT margin increased 5.8p.p. in 3Q06. The EBIT increment was impacted by the RASK increase of 7.6% composed by the increase of 4.0% in the scheduled domestic yield and by the increase of 2.7 p.p. in the load factor, compensated by the increase of 0.6% in CASK .

EBITDAR	EBITDAR margin was 27.4%, reaching R$ 568.6 million in 3Q06, compared to R$ 351.3 million in 3Q05, representing an increase in the EBITDAR margin of 4.6p.p. in 3Q06.

Cash Flow

Graph 4: Cash flow 3Q06 compared with 3Q05

Cash flow from operating activities	Operational activities generated R$ 220 million in 3Q06 compared to use of R$ 177 million in 3Q05. The cash generation in operational activities was mainly due to increase in net profit.

Cash flow used in investing activities	Cash used in investing activities in 3Q06 totaled R$ 48 million, related to the investment in the spare parts for aircraft, given the increase in our operating fleet.

Cash flow from financing activities	Cash generated from financing activities in 3Q06 was R$ 498 million, mainly duo to debentures issuing.

Table 7: Cash Flow (BR GAAP)

	9.30.2006	9.30.2005

Cash flows from operating activities
Net income (loss) for the quarter	212,714	93,268
Adjustments to reconcile net income (loss) to cash generated by operating activities
Depreciation and amortization	25,611	21,440
Deferred income tax and social contribution	26,519	(5,547)
Provision for contingencies	67,394	56,484
Other Adjustments	22,943	(3,710)

(Increase) decrease in assets and liabilities
Accounts receivable	(128,434)	(61,820)
Inventories	12,962	(1,166)
Other receivables	(119,860)	(45,307)
Suppliers	10,003	50,201
Salaries and social charges	29,612	18,701
Advance from ticket sales	93,553	34,586
Other accounts payable	(33,226)	19,701

Net cash generated by operating activities	219,791	176,831

Cash flow from investing activities
Acquisition of property, plant & equipment	(47,515)	(35,213)

Net cash used in investment activities	(47,515)	(35,213)

Fluxo de caixa das atividades de financiamento
Capital Increase from cash subscriptions		3,549
Financial leases/loans and financing	(3,702)	18,600
Debentures	501,383	(6,222)

Net cash generated (used) by financing activities	497,681	15,927

Net increase (decrease) in cash and cash equivalents	669,957	157,545

Cash and cash equivalents at the end of the quarter	2,234,382	708,028
Cash and cash equivalents at the beginning of the quarter	1,564,425	550,483

Change	669,957	157,545

Balance Sheet (BR GAAP)
Table 8: Balance Sheet	30.9.2006	30.6.2006

Total Assets	4,895,700	4,019,723
Current Assets	3,784,179	2,920,911

Cash	103,997	114,527
Cash equivalents (short-term investments)	2,130,385	1,449,898
Accounts receivable	921,562	812,959
Inventories	103,051	115,713
Taxes recoverable	53,913	53,339
Deferred Income Tax	204,714	164,296
Advances to aircraft manufacturers	22,722	31,579
Other accounts receivable	243,835	178,600
Long-Term Assets	332,154	335,159

Deposits in guarantee	130,752	115,173
Deferred income tax and social contribution	120,048	147,950
Other accounts receivable	81,354	72,036
Permanent Assets	779,367	763,653

Investments	71	70
Plant, Property and Equipment	778,400	762,508
Deferred assets	896	1,075
LIABILITIES AND SHAREHOLDERS' EQUITY	4,895,700	4,019,723
Circulante	1,699,555	1,586,970

Suppliers	318,421	308,418
Loans and Financing	112,161	117,988
Leases	77,788	81,576
Debentures	32,063	27,855
Payroll and Social Contributions	164,618	135,006
Transportations to be executed	784,067	690,514
Taxes and Charges	53,924	51,702
Provision for Income Tax and Social Contribution	23,997	22,750
Dividends payable	360	360
Other accounts payable	132,156	150,803
Long-term liabilities	1,740,802	1,189,677

Loans and Financing	257,340	240,711
Leases	105,850	117,933
Debentures	523,510	21,539
Provisions for Deferred Income Tax	60,395	60,836
Provisions for Contingencies	726,322	678,459
Reorganization of the Fokker 100 Fleet	66,593	69,000
Others	792	1,199
Deferred Income	11,099	11,099
Minority Interest	2,515	2,268
Shareholders' Equity	1,441,729	1,229,709

Paid-Up Capital	675,000	188,225
Capital Reserve	102,855	589,630
Revaluation Reserve	154,829	156,399
Legal Reserve	5,988	5,988
Profit reserve	88,212	88,212
Accrued Net Income/Loss	414,845	201,255

Indebtedness

Table 9: Breakdown and Maturity of financial debt

R$ thousand

9.30.2006

			Reorganization
Year	Loans	Lease payable	of Fokker 100	Debentures	Total	% Total
			fleet

2006	112,161	77,788	8,139	32,063	230,151	19%
2007	33,388	9,196	2,723	7,178	52,485	4%
2008	72,417	29,522	12,874	4,498	119,311	10%
2009	92,471	27,537	17,139		137,147	12%
2010	23,238	13,923	19,425	170,611	227,197	19%
2011	21,650	10,168	14,432	170,611	216,861	18%
2012	4,036	5,944	0	170,611	180,591	15%
After 2012	10,140	9,560	0		19,700	2%

	369,501	183,638	74,732	555,573	1,183,444	100%

Foreign currency -	192,899	183,638	74,732	0	451,269	38%
denominated
Local currency -	176,602	0	0	555,573	732,175	62%
denominated

Table 10: Breakdown and maturity of operational leases

		In thousands of US dollars

	Financial interest and	9.30.2006	6.30.2006
	(monthly payments)

Foreign currency
Airbus A319	Monthly Libor (6.9% p.a.)	103,782	90,904
	Three-month Libor (5.5% p.a.)	16,439	19,584
	Semi-annual Libor + 5.25% p.a. to 7.19% p.a.(6.9% p.a.)	182,148	186,617

Airbus A320	Fixed interest from 4.00% p.a.	57,396	48,807
	Monthly Libor (6.3% p.a.)	142,242	131,122
	Three-month Libor + 5.4% p.a to 7.3%p.a. (5.8% p.a.)	401,571	338,230
	Semi-annual Libor + 4.4% p.a to 7.3%p.a. (6.3% p.a.)	359,632	370,637

Airbus A330	Semi-annual Libor + 4.6% p.a. to 7.6% p.a. (6.5% p.a.)	698,924	691,488

Fokker 100	Fixed interest from 1.12% p.a. to 2.00% p.a. (1.2% p.a.)	76,790	82,117
	Semi-annual Libor from 5.3% p.a. to 5.6% p.a. (5.5% p.a.)	9,785	11,370

Airbus Turbines	Fixed interest from 0.92% p.a. to 1.01% p.a. (0.95% p.a.)	1,161	1,659
	Semi-annual Libor (5.8% p.a.)	9,333	8,995

		2,059,203	1,981,530

	In thousands of US dollars

Year	9.30.2006	6.30.2006

2006	82,555	149,234
2007	306,945	281,351
2008	281,184	257,901
2009	251,634	229,557
2010	241,132	220,259
2011	222,554	236,096
2012	210,658	181,458
After 2012	462,541	425,674

	2,059,203	1,981,530

Total financial debt	Total financial debt increased from R$ 686 million at 2Q06 to R$ 1,183 million at 3Q06. The main factor behind this increase was the issuing of debentures.

On September 15, we announced the completion of the public distribution of the debentures where 50,000 debentures had been fully subscribed and paid-up. The debentures are nominative, registered, non-convertible with a nominal unit value of R$10,000 a total of R$500 million.

Interest is to be paid six-monthly at a rate equivalent to 104.5% of the CDI as calculated and divulged by CETIP – the custodian and liquidation chamber.

Operating leases
Obligations from operating leases amounted to US$ 2.1 billion at the end of 3Q06, corresponding to 90 aircraft (22 Fokker 100, 13 Airbus A319, 45 Airbus A320, 10 Airbus A330 and Airbus turbines). Contracts mature up to 192 months and are restated based on the variation of the US dollar plus LIBOR.

Stock Market

Table 11: Actual Shareholders

Shareholders	Ordinary	(%)	Preferential	(%)	TOTAL	(%)
	Shares		Shares
TAM – Empreendimentos e Participações S.A	58,180,635	38.6%	20,370,935	13.5%	78,551,570	52.2%
Aerosystem S.A. Empreendimentos e
Participações	1,515,656	1.0%	2,073,881	1.4%	3,589,537	2.4%
Agropecuária Nova Fronteira Ltda.	79,516	0.1%	0	0.0%	79,516	0.1%
Minority shareholders	16,998	0.0%	68,325,720	45.4%	68,342,718	45.4%

Total	59,792,805	39.7%	90,770,536	60.3%	150,563,341	100.0%

After the follow-on on March 10, our free float reached 45.3% . Since the offering our share is performing approximately threefold the Ibovespa and Dow Jones ADR index.
Average daily trade of our share is 1% of the free float and the daily trade volume is over R$ 23 million.
TAM is included in 7 indexes:

  Ibovespa (Index of the São Paulo Securities Exchange)
  IBrX-50 (Brazilian indexo f the 50 most liquid shares in the BOVESPA)
  IGC (Indexo f companies with differentiated corporate governance practices)
  IBrX (Brazilian Index)
  ITag (Index of shares with differentiated tag along practices)
  IVBX 2 (Index Valor Bovespa – 2nd tier)
  MSCI Barra (Morgan Stanley Capital International)

Graph 5: Stock Performance

Estimates

Future Strategy
Our strategic priority is to consolidate and grow our leadership in the passenger domestic market, obtaining profitable results. We pursue this goal offering an overall service that delivers superior value for money to passengers, by continuing to reduce costs and increasing the return on capital invested. To reach these objectives, our strategies are:

	1)	Focusing on customer service
	2)	Continuously seeking opportunities to increase revenues with profitability
	3)	Optimizing the use of our fleet and continuously reducing operating costs

2007 Estimates	Due to market growth and our historically performance, we estimates to 2007:

2007 Estimates
TAM	Market
- Average domestic market share above 50%	- Market growth 10% - 15%
- Average domestic load factor of approximately 70%
- Average block hours per day higher than 13 hours
- Total CASK ex-fuel reduction in BR GAPP of 7% yoy
- Third frequency to Paris
- Inauguration of two new long haul frequencies

Graph 6: Fleet projection

Financial Reports in US GAAP

Reports in US GAAP
For the reader's convenience, we present below certain financial information and tables prepared in accordance with accounting principles generally accepted in the United States – US GAAP. The complete financial statements complete with footnotes and a reconciliation between US and Brazilian GAAP for the Statement of Income and Shareholders' Equity for the 3Q06 and 3Q05 financial years are presented separately in a report available at the CVM and our Investor Relations website – www.tam.com.br.

Table 12: Statement of Income – 3Q06 vs 3Q05

US GAAP	In cents of R$ per ASK			In millions of R$

			Variation			Variation
	2006	2005	(%)	2006	2005	(%)

Operational Income
Flight revenue	21.75	20.59	5.6	2,038.1	1,539.8	32.4
Domestic	15.59	15.47	0.8	1,460.7	1,156.5	26.3
International	4.84	3.79	27.6	453.5	283.7	59.8
Cargo	1.32	1.33	-0.6	124.0	99.6	24.5
Other operating sales and/or services revenues	1.46	0.94	55.8	137.2	70.3	95.2
Sales deductions and taxes	(1.06)	(0.94)	12.8	(99.5)	(70.5)	41.3

Net operational income	22.15	20.59	7.6	2,075.8	1,539.5	34.8

Cost of services and operational expenses
Fuel	(6.42)	(6.18)	3.9	(601.5)	(462.2)	30.2
Selling and marketing expenses	(2.58)	(3.11)	-17.1	(241.8)	(232.7)	3.9
Aircraft and equipment leasing	(1.16)	(1.01)	14.6	(108.8)	(75.8)	43.5
Personnel	(2.22)	(2.28)	-2.5	(208.1)	(170.4)	22.1
Maintenance and reviews (except personnel)	(1.12)	(1.11)	1.1	(104.7)	(82.7)	26.7
Outsourced services	(1.66)	(1.23)	35.6	(155.7)	(91.6)	69.9
Landing and take-off and navigation charges	(0.90)	(0.79)	13.9	(84.7)	(59.4)	42.7
Depreciation and amortization	(0.61)	(0.69)	-10.7	(57.4)	(51.3)	11.9
Aircraft insurance	(0.10)	(0.13)	-24.6	(9.5)	(10.0)	-5.5
Others	(1.30)	(1.03)	25.8	(121.5)	(77.1)	57.6

Total cost of services and operational
expenses	(18.08)	(17.56)	2.9	(1,693.6)	(1,313.2)	29.0

Gross profit	4.08	3.03	34.7	382.2	226.5	68.8

Financial income (expense)	(0.32)	0.81		(30.3)	60.3

Income (loss) before income and social
contribution taxes	3.75	3.84	-2.1	351.8	286.8	22.7
Income tax and social contribution	(1.31)	(1.24)	5.6	(123.0)	(93.0)	32.3

Income (loss) before minority interest	2.44	2.59	-5.8	228.8	193.8	18.0
Minority interest	(0.00)	0.00		(0.3)	0.0

Net income (loss) for the period	2.44	2.59	-5.9	228.5	193.8	17.9

EPS (R$)				1.52	1.35	12.8
EPADS (USD)				0.70	0.61	15.3

Net Income for the period (US GAAP)	The net income in 3Q06, according to US GAAP, decreased 17.9% compared to 3Q05, reaching R$ 228.5 million.

Tabela 13: Statement of Income – January – September 2006 vs. 2005

US GAAP	In cents of R$ per ASK			In millions of R$

			Variation			Variation
	2006	2005	(%)	2006	2005	(%)

Operational Income
Flight revenue	20.76	19.89	4.4	5,286.3	4,044.1	30.7
Domestic	15.22	14.84	2.6	3,876.6	3,017.3	28.5
International	4.20	3.64	15.3	1,070.1	741.1	44.4
Cargo	1.33	1.40	-5.1	339.6	285.7	18.9
Other operating sales and/or services revenues	1.42	1.03	38.6	361.8	208.5	73.5
Sales deductions and taxes	(1.04)	(0.91)	14.1	(265.3)	(185.7)	42.9

Net operational income	21.14	20.00	5.7	5,382.8	4,066.9	32.4

Cost of services and operational expenses
Fuel	(6.20)	(5.87)	5.6	(1,579.1)	(1,194.7)	32.2
Selling and marketing expenses	(2.52)	(3.14)	-19.7	(642.7)	(639.6)	0.5
Aircraft and equipment leasing	(1.14)	(1.09)	4.8	(291.1)	(221.9)	31.2
Personnel	(2.37)	(2.33)	1.9	(604.7)	(474.1)	27.5
Maintenance and reviews (except personnel)	(1.12)	(1.32)	-15.2	(284.8)	(268.3)	6.2
Outsourced services	(1.54)	(1.27)	20.8	(391.4)	(258.8)	51.2
Landing and take-off and navigation charges	(0.89)	(0.82)	8.3	(226.5)	(167.1)	35.6
Depreciation and amortization	(0.66)	(0.75)	-11.7	(168.3)	(152.5)	10.6
Aircraft insurance	(0.11)	(0.15)	-29.0	(26.7)	(30.1)	-11.1
Others	(1.20)	(1.00)	20.3	(305.3)	(202.7)	50.6

Total cost of services and operational
expenses	(17.75)	(17.75)	0.0	(4,520.8)	(3,609.8)	25.2

Gross profit	3.38	2.25	50.5	862.0	457.2	88.5

Financial income (expense)	0.49	1.28	-61.9	124.2	260.6	-52.3

Income (loss) before income and social
contribution taxes	3.87	3.53	9.7	986.2	717.7	37.4
Income tax and social contribution	(1.35)	(1.17)	14.9	(342.9)	(238.2)	43.9

Income (loss) before minority interest	2.53	2.36	7.1	643.3	479.5	34.2
Minority interest	(0.00)	(0.00)	155.5	(0.5)	(0.2)	219.1

Net income (loss) for the period	2.52	2.36	7.1	642.8	479.3	34.1

EPS (R$)				4.27	3.33	28.3
EPADS (USD)				1.96	1.50	31.2

Table 14: Condensed Balance Sheet (US GAAP in thousands of R$)

US GAAP	30.9.2006	31.12.2005

	(Unaudited)	(Unaudited)
Total Assets	7,416,189	6,056,647

Current assets	3,773,793	2,229,044

Cash and cash equivalents	103,997	92,935
Short-term investments	2,130,385	902,517
Accounts receivable, net	921,562	763,165
Inventories	103,051	104,565
Taxes recoverable	53,913	43,035
Prepaid expenses	81,711	120,013
Income tax and social contribution	20,153	80,061
Advances to aircraft manufacturers	204,714	100,995
Other receivables	154,307	21,758

Long term assets	223,573	309,998

Deferred income tax and social contribution	11,467	122,995
Deposits in guarantee	130,752	118,660
Judicial deposits	55,593	55,877
Other assets	25,761	12,466

Permanent assets	3,418,823	3,517,605

Goodwill	9,679	9,680
Other investments	71	70
Property, plant and equipment	3,409,073	3,507,855

Total liabilities and Shareholders' Equity	7,416,189	6,056,647

Current liabilities	2,014,820	1,793,210

Suppliers	318,421	282,048
Leases payable	325,718	342,983
Loans	112,161	118,448
Debentures	32,063	26,109
Taxes and tariffs payable	53,924	35,156
Advances from ticket sales	784,067	557,647
Salaries and payroll charges	164,618	134,048
Deferred gain on sale-leaseback	32,085	32,085
Provision for income tax and social contribution	23,997	27,073
Other accounts payable	167,766	237,613

Long-term liabilities	3,892,026	3,641,443

Obligations under financial leases	2,129,922	2,502,424
Long-term debt	257,340	151,405
Debentures	523,510	33,244
Reorganization of the Fokker 100 fleet	66,593	85,004
Provision for contingencies	726,322	654,101
Deferred gain on ales-leaseback	187,547	213,360
Other liabilities	792	1,905

Minority Interest	2,515	1,843

Shareholders' Equity	1,506,828	620,151

Table 15: Breakdown and maturity of Leases US GAAP (in thousands of reais)

	Financial interest and	30.9.2006	31.12.2005
	(monthly payments)	(Unaudited)	(Unaudited)

Foreign currency

Fokker 100 aircraft and engines	Fixed interest (monthly)	383,577	316,792
Airbus/A319/Airbus A320 aircraft and engines	Monthly Libor( monthly)	1,125,503	1,414,170
Airbus A330 aircraft, engines and spare parts	Semi-annual Libor(monthly)	920,420	1,076,742
Lease obligations	Monthly Libor( monthly)	4,303	6,865
	Semi-annual Libor(monthly)	14,492	16,409
	Three-month Libor(monthly)	1,796	3,152
	Fixed interest (monthly)	5,549	11,277

		2,455,640	2,845,407

Current		(325,718)	(342,983)

Long-term liabilities		2,129,922	2,502,424

The company provided letters of guarantee for the transactions above.

Future disbursements due on these contracts, per year of maturity, amount to:

Year	30.9.2006	31.12.2005

	(Unaudited)	(Unaudited)
2007	62,840	273,019
2008	247,753	268,342
2009	257,554	277,988
2010	240,648	296,131
2011	234,011	254,959
After 2011	1,087,116	1,131,985

	2,129,922	2,502,424

Operational lease in US GAAP
On September 30, 2006, TAM had 39 operational lease contracts (Airbus A319 - 9, Airbus A320 -12, Airbus A330 - 8 e Fokker 100 - 10), which were reclassified as financial leases in accordance with US GAAP, “Statement of Financial Accounting Standard” “SFAS” no. 13 Accounting Leases

Glossary

Paid Passengers transported	Total number of passengers who actually paid and flew on all TAM flights

RPK
Revenue passenger kilometre, or transported passenger-kilometre, corresponding to the product of multiplying the number of paying passengers transported by the number of kilometres flown by such passengers

ASK	Represents our capacity, multiplying the aircraft seating by the number of kilometre flown by the seats

Average tariff	Represents the results of the total passenger revenue divided by total paid passengers transported

Yield	Average amount paid per passenger to fly one kilometre.

RASK	Revenue per ASK, or quotient of dividing total operating revenue by the number of seats available per kilometre; the result is presented in centavos or reais per seat-kilometre

CASK	Operational Cost per ASK, or quotient of dividing total operational cost by the number of seats available per kilometre; the result is presented in centavos or reais per seat- kilometre

Load factor	Percentage of aircraft occupied on flights, calculated by the quotient between RPK and ASK.

Break-even Load factor (BELF)	BELF is the load factor that equalize passenger revenues and operating costs

Market Share	Company’s share in the total market demand (measured in RPK)

Capacity Share	Company’s share in the total market offer (measured in ASK)

Flight Hour	Represents the flight time of aircraft calculated from the time of departure to engine shutdown

Number of flight legs	The number of operational cycles realized by our aircraft which comprises take-off, flight and landing.

Investor Relation contacts:

Líbano Miranda Barroso (CFO)
Cristina Betts (Dir. Corporate Planning and Management)
Roberta Noronha (Manager Investor Relations)

Tel.: (5511) 5582-9715
Fax: (5511) 5582-8149

invest@tam.com.br
www.tam.com.br/ri

About TAM
TAM (http://www.tam.com.br ) has been a leader in the Brazilian domestic market for more than two years, and had a 47.6% market share at the end of June 2006. TAM operates regular flights to 47 destinations throughout Brazil. It serves 72 different cities in the domestic market through regional alliances. Additionally, it maintains code-share agreements with international airline companies that allow the passenger to travel to a large number of destinations throughout the world. TAM was the first Brazilian airline company to launch a loyalty program. Currently, the program has 3.3 million subscribers and has awarded more than 3.6 million tickets.

Forward-looking statement:
This notice may contain estimates for future events. These estimates merely reflect the expectations of the company's management and involve risks and uncertainties. The Company is not responsible for investment operations or decisions taken based on information contained herein. These estimates are subject to changes without prior notice.

SIGNATURE

            Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 1, 2006

TAM S.A.

By:	/S/ Libano Miranda Barroso
Name: Libano Miranda Barroso Title: Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.